

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 5, 2015

Via E-mail
Mr. Jerome S. Griffith
President and Chief Executive Officer
Tumi Holdings, Inc.
1001 Durham Ave.
South Plainfield, NJ 07080

> **Re:** **Tumi Holdings, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2014**
> **Filed on February 27, 2015**
> **File No. 001-35495**

Dear Mr. Griffith:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Year ended December 31, 2014 compared with the year ended December 31, 2013, page 36

1.   We note that you do not separately discuss the year-over-year changes in your cost of sales, selling, marketing, retail operations and general and administrative expense line items within your results of operations disclosure. Please confirm that you will include a discussion of the changes in these expense line items in future filings in order for investors to understand your results of operations. Also provide us with your planned future disclosure based on a comparison of fiscal 2014 and 2013.

2.   In future filings please expand both your results of operations and liquidity and capital
resources discussion to quantify the significant individual drivers of the year-over-year
changes. Also disclose your estimated capital expenditures for the next annual fiscal
period under the liquidity and capital resources heading. In this regard, we note in your
fourth quarter 2014 earnings conference call transcript that you expect capital
expenditures for FY15 to be in the range of $35 million to $40 million.

Financial Statement Components

Operating expenses, page 46

3.   We note that you include shipping and distribution costs in the general and administrative
expenses line item on the consolidated statements of operations. Please tell us whether
you have incurred any significant shipping costs or handling costs that are not included in
cost of sales and, if so, tell us how you considered the disclosure requirements in ASC
605-45-50-2. Please refer to paragraph 3 of EITF 00-10 for the definition of "shipping"
and "handling" for purposes of this disclosure requirement.

Notes to Consolidated Financial Statements
1. Summary of Significant Accounting Policies

Organization and Business, page F-11

4.   We note on page F-29 that the Company sells its products in partner stores, operated by
local distributors or retailers that carry only Tumi products and are governed by strict
operating guidelines that the Company dictates. You also disclose that the Company
operates concessions in department stores throughout Europe and the Middle East. In
addition, on page 7 you disclose that the Company sells to Tumi-branded boutiques and
shop-in-shops in the wholesale setting. Please separately describe to us the nature of and
your accounting for each of these arrangements, including whether any of these are
consolidated under either the variable or voting interest model in ASC 810. Also confirm
that you will revise your disclosure in future filings to clearly explain the nature of these
operations and provide us with your planned future disclosure.

5. Joint Venture, page F-19

5.   We note the statement in your fourth quarter 2014 earnings conference call transcript that
all of your Asia-Pacific business is local distributors, with the exception of Japan, which
is a JV and you are in control of that JV. We further note your footnote disclosure that
states the Company owned 50% of Tumi Japan as of December 31, 2014 and that this
investment is accounted for under the equity method. Please clarify for us your statement
that you are in control of the JV in Japan, and tell us how this factor was considered in
your conclusion to account for your investment in Tumi Japan under the equity method.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Brian McAllister, Staff Accountant, at (202) 551-3341 or John Archfield, Staff Accountant, at (202) 551-3315 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/Craig Arakawa for

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining